UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000
Tel: 86 755 88603072

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

On August 20, 2024, ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) held an annual general meeting of shareholders (the “Meeting”) at 9:00 p.m., Beijing time, at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road Futian District, Shenzhen Guangdong, China. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes.

Holders of a total of 4,233,118 ordinary shares (consisting of 403,618 Class A ordinary shares and 3,829,500 Class B ordinary shares), out of a total of 11,001,358 shares (consisting of 7,171,858 Class A ordinary shares and 3,829,500 Class B ordinary shares) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than one-third of all votes attaching to the total issued voting shares in the Company at the Meeting as of the record date of July 19, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Amendment to the Memorandum and Articles of Association

It was approved, by a special resolution, to amend the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general meetings and related consequential updates, as well as other administrative updates, in the form of the Fourth Amended and Restated Memorandum and Articles of Association, a copy of which is attached as Exhibit 3.1 (the “Amended MAA”), and to adopt the Amended MAA as the memorandum and articles of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association, be authorized and approved with immediate effect.

For	Against	Abstain
38,576,436	120,746	1,436

2. Election of Directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company for a three-year term, and until his/her respective successor is elected and duly qualified.

Director	For	Against	Abstain
Lei Xia	38,660,192	34,235	4,191
Duanrong Liu	38,660,517	33,724	4,377
Wei Xia	38,659,843	34,325	4,450
Qi (Jeff) He	38,660,121	34,122	4,375
Tianshi (Stanley) Yang	38,660,108	34,128	4,382

3. Ratification and Appointment of the Independent Registered Public Accounting Firm

It was approved, by ordinary resolution, to ratify the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and to appoint Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024

For	Against	Abstain
38,674,969	22,152	1,497

Exhibits

Exhibit No.	Description
3.1	The Fourth Amended and Restated Articles of Association adopted on August 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: August 21, 2024	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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